UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38009

FOUNDATION BUILDING MATERIALS, INC (exact name of registrant as specified in its charter)

2520 Red Hill Avenue Santa Ana, California 92705 (714) 380-3127 (Address, including zip code, and telephone number, including are code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	☐
Rule 12g-3(b)(1)(i)	[X]
Rule 12g-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holder of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Foundation Building Materials, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FOUNDATION BUILDING MATERIALS, INC.

Date: February 8, 2021	By:	/s / Ruben Mendoza
	Name:	Ruben Mendoza
	Title:	President and Chief Executive Officer